UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at September 11, 2006

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: September 11, 2006

Print the name and title of the signing officer under his signature.
-------------------

TKO ANNOUNCES TKO ANNOUNCES

  TASEKO MINES LIMITED
1020-800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
Toll Free: 1-800-667-2114
www.tasekomines.com

DRILLING INDICATES LATERAL & VERTICAL EXPANSION
WITH INCREASING GRADE FOR RESOURCES AT GIBRALTAR

September 11, 2006, Vancouver, BC - Taseko Mines Limited (TSX: TKO; AMEX: TGB) ("Taseko" or the "Company") announces promising results from its recent drilling program at the Gibraltar Mine, located near the City of Williams Lake in south-central British Columbia.

In late 2005, a detailed geological review of the existing resources at Gibraltar was completed, indicating the potential to expand the mine's reserves. A $2 million drilling program was initiated in the spring of 2006, with two main objectives:

(1)    Explore and delineate the mineralization adjacent to the walls of the existing open pits; and
(2)    Test for mineralization deeper than 700 feet from surface, which had historically defined the bottom of the open pits, to test the depth potential of the present ore zones.

Both of these objectives have been successfully met. In addition to confirming significant new volumes of mineralization adjacent to the open pits, the deep holes have encountered copper and molybdenum grades that are significantly higher than the average grades that have previously been mined, indicating that the grade is increasing with depth.

President and CEO Russell Hallbauer said:

"We are very excited with the results of the 2006 drilling program. With a new geological interpretation and modelling, and a willingness to invest in a focused drill program, we are finding that we could, after 30 years of production, be on the verge of a major change to Gibraltar's reserve profile in terms of tonnage and grade. These new mineralized zones - below, adjacent and between the existing pits - will significantly increase the size and grade of the Gibraltar ore body. "

Sixty-seven drill holes have been completed and assays for the first 39 holes have been received. A Table of Assay Results is attached and highlights are tabulated below. A Drill Hole Plan and Cross Section are available on the Company's website www.tasekomines.com.
The copper and molybdenum grades and copper equivalent values shown in the highlight table are significantly higher than the average 0.30% copper and 0.008% molybdenum grades (0.34% copper equivalent) mined over the past ten years of operation at the Gibraltar Mine.

Drill Hole Number		From (metres)	To (metres)	From (feet)	To (feet)	Intercept (feet)	Intercept (metres)	Cu (%)	Mo (%)	CuEQ[1] (%)
06-007		173.7	271.3	570	890	320	97.6	0.37	0.008	0.41
06-024		173.7	289.6	570	950	380	115.9	0.39	0.010	0.44
06-027		268.2	353.6	880	1160	280	85.4	0.67	0.036	0.85
06-027	Incl.	301.8	350.5	990	1150	160	48.7	1.00	0.058	1.27
06-028		237.7	356.6	780	1170	390	118.9	0.52	0.017	0.60
06-028	Incl.	283.5	344.4	930	1130	200	60.9	0.66	0.019	0.76
06-032		189.0	289.6	620	950	330	100.6	0.32	0.019	0.41
06-035		195.1	303.9	640	997	357	108.8	0.61	0.018	0.70
06-035	Incl.	207.3	231.7	680	760	80	24.4	0.88	0.011	0.93
06-037		179.8	334.4	590	1097	507	154.6	0.33	0.004	0.35
[1] Copper equivalent calculations use metal prices of US $1.25/lb for copper and US $6.00/lb for molybdenum. CuEQ = Cu % + (Mo % x 6.00/1.25)

As a consequence of these positive results additional drilling has been initiated, targeting those areas below and between the Granite Lake and Pollyanna Pits.

Ian Thompson, P.Eng., a Qualified Person as defined under National Instrument 43-101, is supervising the drilling program and quality assurance and quality control ("QAQC") programs on behalf of Taseko Mines Limited. Samples from the Gibraltar exploration project are stored at a secure facility at the Gibraltar Mine prior to being shipped to Vancouver laboratories for preparation and analysis. Assayers Canada prepared and analyzed 80% of the samples and ALS Chemex prepared and analyzed 20% of the samples. Sample preparation consisted of weighing, drying and crushing the entire sample to >70% passing -2mm and then pulverizing a 250 g split to >85% passing 75 microns. Total copper and molybdenum determinations are by HNO 3/KClO 3 + AlCl 3/HCl digestion followed by Atomic Absorption Spectroscopy (AAS) finish. Laboratory Quality Assurance/Quality Control (QAQC) is monitored using assay standards and blanks submitted by Taseko, and duplicate samples submitted to Acme Analytical Laboratories in Vancouver.

For further details on Taseko and its properties, please visit the Company's website at www.tasekomines.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Russell Hallbauer
President and CEO

                                            No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, lack of continuity of mineralization, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission or the Company's home jurisdiction filings at www.sedar.com.

                                                                         GIBRALTAR MINE - TABLE OF ASSAY RESULTS
Drill Hole Number		From (metres)	To (metres)	From (feet)	To (feet)	Intercept (feet)	Intercept (metres)	Cu (%)	Mo (%)	CuEQ[1] (%)
06-003		222.5	265.2	730	870	140	42.7	0.20	0.008	0.24
06-004		6.1	18.3	20	60	40	12.2	0.23	0.003	0.25
06-004		42.7	51.8	140	170	30	9.1	0.40	0.008	0.44
06-004		167.6	289.6	550	950	400	122.0	0.31	0.005	0.34
06-005		222.5	234.7	730	770	40	12.2	0.22	0.024	0.34
06-006		82.3	216.4	270	710	440	134.1	0.22	0.006	0.25
06-006		246.9	259.1	810	850	40	12.2	0.43	0.012	0.49
06-006		295.7	338.3	970	1110	140	42.6	0.24	0.015	0.31
06-007		24.4	33.5	80	110	30	9.1	0.31	0.004	0.33
06-007		173.7	271.3	570	890	320	97.6	0.37	0.008	0.41
06-008		97.5	109.7	320	360	40	12.2	0.39	0.016	0.47
06-009		149.4	237.7	490	780	290	88.3	0.27	0.003	0.28
06-009		265.2	277.4	870	910	40	12.2	0.26	0.008	0.29
06-010		265.2	283.5	870	930	60	18.3	0.30	0.003	0.31
06-012		121.9	131.1	400	430	30	9.2	0.30	0.002	0.32
06-012		198.1	313.9	650	1030	380	115.8	0.27	0.010	0.32
06-015		61.0	134.1	200	440	240	73.1	0.22	0.022	0.32
06-016		201.2	210.3	660	690	30	9.1	0.57	0.042	0.78
06-016		259.1	268.2	850	880	30	9.1	0.24	0.005	0.27
06-017		155.5	179.8	510	590	80	24.3	0.28	0.020	0.38
06-019		18.3	64.0	60	210	150	45.7	0.24	0.007	0.28
06-019		88.4	100.6	290	330	40	12.2	0.26	0.012	0.32
06-019		121.9	140.2	400	460	60	18.3	0.27	0.016	0.35
06-020		48.8	61.0	160	200	40	12.2	0.27	0.006	0.30
06-020		167.6	189.0	550	620	70	21.4	0.25	0.007	0.29
06-021		164.6	249.9	540	820	280	85.3	0.36	0.010	0.41
06-022		24.4	42.7	80	140	60	18.3	0.36	0.008	0.41
06-024		173.7	289.6	570	950	380	115.9	0.39	0.010	0.44
06-025		109.7	134.1	360	440	80	24.4	0.22	0.058	0.49
06-026		301.8	359.7	990	1180	190	57.9	0.50	0.017	0.58
06-027		268.2	353.6	880	1160	280	85.4	0.67	0.036	0.85
06-027	Incl.	301.8	350.5	990	1150	160	48.7	1.00	0.058	1.27
06-028		237.7	356.6	780	1170	390	118.9	0.52	0.017	0.60
06-028	Incl.	283.5	344.4	930	1130	200	60.9	0.66	0.019	0.76
06-030		51.8	61.0	170	200	30	9.2	0.45	0.000	0.46
06-030		225.6	329.2	740	1080	340	103.6	0.31	0.009	0.35
06-031		326.1	339.9	1070	1115	45	13.8	0.56	0.005	0.58
06-032		109.7	125.0	360	410	50	15.3	0.23	0.001	0.24
06-032		164.6	179.8	540	590	50	15.2	0.29	0.009	0.33
06-032		189.0	289.6	620	950	330	100.6	0.32	0.019	0.41
06-034		164.6	228.6	540	750	210	64.0	0.32	0.011	0.37
06-034		243.8	292.6	800	960	160	48.8	0.32	0.009	0.36
06-035		195.1	303.9	640	997	357	108.8	0.61	0.018	0.70
06-035	Incl.	207.3	231.7	680	760	80	24.4	0.88	0.011	0.93
06-036		61.0	85.3	200	280	80	24.3	0.27	0.008	0.31
06-037		179.8	334.4	590	1097	507	154.6	0.33	0.004	0.35
06-038		246.9	289.6	810	950	140	42.7	0.30	0.004	0.32
06-039		189.0	228.6	620	750	130	39.6	0.48	0.007	0.51
[1] Copper equivalent calculations use metal prices of US $1.25/lb for copper and US $6.00/lb for molybdenum. CuEQ = Cu % + (Mo % x 6.001.25 No significant results in holes 1,2,11,13,14,18,29,33